Mail Stop 3561

August 17, 2009

By Facsimile and U.S. Mail

Progress Energy, Inc.
Carolina Power & Light Company
410 South Wilmington Street
Raleigh, North Carolina 27601-1748

Florida Power Corporation
299 First Avenue North
St. Petersburg, Florida 33701

Attention: Mr. Jeffrey M. Stone, Chief Accounting Officer

> **Re:** **Progress Energy, Inc.**
> **Carolina Power & Light Company**
> **Florida Power Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Period Ended June 30, 2009**
> **Filed August 7, 2009**
> **File No. 001-15929**
>
> **Progress Energy, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2009**
> **File No. 001-15929**
>
> **Carolina Power & Light Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2009**
> **File No. 001-03382**

Dear Mr. Stone:

        We have reviewed your response to our letter dated July 28, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Mr. Jeffrey M. Stone
Progress Energy, Inc.
Carolina Power & Light Company
Florida Power Corporation
August 17, 2009
Page 2

Annual Report on Form 10-K

1. We note your responses to comments two and six of our comment letter dated
    July 28, 2009. You indicate that you will make the requested disclosures in future
    filings. In your supplemental response, please provide us with your proposed
    revised disclosure.

Quarterly Report on Form 10-Q for the Period Ended June 30, 2009

Exhibits 31(e) – (f)

2. In future filings, please ensure that these certifications include the language
    relating to "consolidated subsidiaries" that is required to appear in paragraph 4(a).

    Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

    You may contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara
Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any
questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director